Filed pursuant to Rule 433
Dated October 21, 2024
Relating to
Preliminary Pricing Supplement No. 4,395 dated October 21, 2024 to
Registration Statement No. 333-275587
Global Medium-Term Notes, Series J
Pounds Sterling Fixed/Floating Rate
Senior Registered Notes Due 2035

Issuer:	Morgan Stanley
Principal Amount:	£1,000,000,000
Maturity Date:	October 24, 2035
Trade Date:	October 21, 2024
Original Issue Date (Settlement):	October 24, 2024 (T+3)
Interest Accrual Date:	October 24, 2024
Issue Price (Price to Public):	100.00%
Agents’ Commission:	0.45%
All-in Price:	99.55%
Net Proceeds to Issuer:	£995,500,000
Fixed Rate Period:	From and including the Original Issue Date to but excluding October 24, 2034
Floating Rate Period:	From and including October 24, 2034 to but excluding the Maturity Date
Interest Rate:	During the Fixed Rate Period, 5.213% per annum; during the Floating Rate Period, as described in the specific formula described in the below-referenced prospectus
Base Rate:
Sterling Overnight Index Average rate (“SONIA”) (compounded daily over a quarterly observation period in respect of the related quarterly Interest Payment Period in accordance with the specific formula described in the below-referenced prospectus). As further described in the below-referenced prospectus, during the Floating Rate Period, interest on the notes will accrue based on a backward-shifted observation period. In respect of each Interest Payment Period, the “Observation Period” means the period from, and including, the date falling 5 London Banking Days preceding the first day of such Interest Payment Period to, but excluding, the date falling 5 London Banking Days preceding the Interest Payment Period End-Date for such Interest Payment Period. In addition, as further described in the below-referenced prospectus, (i) in determining the Base Rate for a London Banking Day in any Observation Period, the Base Rate generally will be the rate in respect of such day that is provided on the following London Banking Day and (ii) in determining the Base Rate for any other day, such as a Saturday, Sunday or holiday, the Base Rate generally will be the rate in respect of the immediately preceding London Banking Day that is provided on the following London Banking Day.

Spread (plus or minus):	Plus 1.456% (to be added to the accrued interest compounding factor for an Interest Payment Period)
Index Maturity:	Daily
Index Currency:	Pounds Sterling
Interest Calculation:
As further described in the below-referenced prospectus, during the Floating Rate Period, the amount of interest accrued and payable on the notes for each Interest Payment Period will be equal to the outstanding principal amount of the notes multiplied by the product of: (a) the sum of the accrued interest compounding factor described in the below-referenced prospectus plus the Spread for the relevant Interest Payment Period, multiplied by (b) the quotient obtained by dividing the actual number of calendar days in such Interest Payment Period by 365.  Notwithstanding the foregoing, in no event will the interest rate payable for any Interest Payment Period be less than zero percent.
Interest Payment Periods:	During the Fixed Rate Period, annual; during the Floating Rate Period, quarterly
Interest Payment Period End-Dates:	With respect to the Floating Rate Period, each Interest Payment Date
Interest Payment Dates:
With respect to the Fixed Rate Period, each October 24, commencing October 24, 2025 to and including October 24, 2034; with respect to the Floating Rate Period, each January 24, April 24, July 24 and October 24, commencing January 24, 2035 to and including the Maturity Date

Day Count Convention:	During the Fixed Rate Period, Actual/Actual (ICMA); during the Floating Rate Period, Actual/365
Optional Redemption:
Optional Make-Whole Redemption, on or after April 24, 2025 and prior to October 24, 2034, in whole at any time or in part from time to time, as described in the below-referenced preliminary pricing supplement (spread to reinvestment rate: plus 20 basis points).
In addition, the Issuer may, at its option, redeem the notes, (i) in whole but not in part, on October 24, 2034, or (ii) in whole at any time or in part from time to time, on or after July 24, 2035, on at least 5 but not more than 30 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to but excluding the redemption date. For the avoidance of doubt, if the notes are redeemed in part, the determination of accrued and unpaid interest on the notes so redeemed (determined using a final Interest Payment Date and final Interest Payment Period End-Date relating to the redemption) shall have no effect on the determination of accrued and unpaid interest on the notes that are not so redeemed. See “Description of Debt Securities – Redemption and Repurchase of Debt Securities – Notice of Redemption” in the below-referenced prospectus.  If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Tax Redemption and Payment of Additional Amounts:	Yes
Specified Currency:	Pounds Sterling (“£”)
Minimum Denominations:	£100,000 and integral multiples of £1,000 in excess thereof
Business Days:	London and New York
Listing:
Application will be made for listing on the Official List of the Financial Conduct Authority and for admission to trading on the London Stock Exchange’s Main Market after the Original Issue Date.  No assurance can be given that such applications will be granted.

ISIN:	XS2927570858
Common Code:	292757085
Form:	Registered; issued under the Classic Safekeeping Structure
Issuer Ratings*:	A1 (Moody’s) / A- (Standard & Poor’s) / A+ (Fitch) / A+ (R&I) / A (high) (DBRS) (Stable / Stable / Stable / Stable / Positive)
Agents:
Morgan Stanley & Co. International plc (“MSIP”) and such other agents as shall be named in the pricing supplement.  MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS&Co.”).  MS&Co. is our wholly-owned subsidiary. MS&Co. will therefore conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS&Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

No EEA PRIIPs KID:	No EEA PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in EEA.
UK MiFIR professionals/ECPs-only / No UK PRIIPs KID:	Manufacturer target market (MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in UK.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

None of this communication, the prospectus, the prospectus supplement or the preliminary pricing supplement is a prospectus for the purposes of Regulation (EU) 2017/1129, including as the same forms part of domestic law in the United Kingdom.

Preliminary Pricing Supplement No. 4,395 dated October 21, 2024
Prospectus Supplement dated November 16, 2023
Prospectus dated April 12, 2024

When you read the prospectus supplement, please note that all references in such prospectus supplement to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the prospectus dated April 12, 2024 or to the corresponding sections of such prospectus, as applicable.